UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: April, 2008
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐     Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
April 16, 2008

By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

Neurochem Inc.
275 Armand-Frappier Blvd.
Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, PhD Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@neurochem.com
At Annual and Special Meeting of Shareholders
NEUROCHEM TO OFFICIALLY ADOPT NEW NAME — BELLUS HEALTH —
AND TO PROVIDE UPDATE ON PROGRAMS INCLUDING FIRST NEW
NATURAL HEALTH PRODUCT, VIVIMIND™
Neurochem Annual and Special Meeting web cast live
LAVAL, Quebec, April 15, 2008 — At the Annual and Special meeting of Neurochem Inc. (NASDAQ: NRMX; TSX: NRM), shareholders will be asked to officially adopt the Company’s new name, BELLUS Health Inc., which it expects to start using on April 21, 2008, together with the new stock ticker symbols (NASDAQ: BLUS; TSX: BLU). Neurochem will also present the launch activities that are in preparation for VIVIMIND™, the first branded natural health product to be marketed by its new, wholly owned, nutraceutical subsidiary, OVOS Natural Health Inc., to protect memory function. Shareholders will also learn that Neurochem has regained full ownership rights and control on eprodisate (KIACTA™) from Centocor Inc., a wholly owned subsidiary of Johnson and Johnson, for the prevention and treatment of
Amyloid A (AA) amyloidosis.
“Fiscal 2007 was a difficult year for Neurochem, but we have risen to the challenge by adopting an expanded corporate strategy to assure revenue generation in the short-term through the sale of natural health products and long-term development of a rich product pipeline in pharmaceuticals,” said Dr. Francesco Bellini, Neurochem’s Chairman, President and Chief Executive Officer. “Our name-change to BELLUS Health will reflect the broader scope of our activities, while the creation of our subsidiary, OVOS Natural Health, as well as the imminent launch of VIVIMIND™ for memory protection, testify to our determination to move ahead quickly. Our proactive strategy is based on the wealth of our past experience and the unique opportunity that the natural health product market represents to meet the needs of those who could benefit from this product, while helping to fund our longer-term drug development programs geared to future growth,” he stated.
“I am particularly pleased to have regained full ownership of KIACTA™ given the promising results from our Phase II/III trial and our intention to initiate another Phase III trial and complete the development of this product candidate,” Dr. Bellini concluded.

OVOS Natural Health — Launch activities in preparation for VIVIMIND™
Fifteen years of combined scientific research including clinical trials with over 2,000 individuals in Canada, the United States and Europe and millions of dollars invested lie behind OVOS Natural Health’s claim that VIVIMIND™ can help protect memory function and reduce age-associated brain volume loss normally leading to cognitive problems. The Company is looking to the natural health product market to make homotaurine, a naturally occurring ingredient otherwise found in algae available to the public given its good safety and tolerability profiles and the wealth of data supporting the impact on memory function and brain structures associated with memory and learning.
Following post-hoc analyses, the results in previous human testing clearly showed that homotaurine had a statistically significant dose-dependent effect and reduced by at least 68% (p-value 0.035) the loss of hippocampal volume over time in the individuals tested when compared to the untreated group. An almost statistically significant clinical benefit equivalent to 33% less decline (p-value: 0.065) on their cognitive tests as measured by ADAS-cog was also observed in individuals receiving homotaurine. The launch activities for VIVIMIND™ are in preparation.
“No other product on the natural health product market addressing memory function comes with the scientific background for safety and indications of effectiveness that VIVIMIND™ can claim,” stated Mr. Gary Schmid, newly appointed President and Chief Executive Officer of OVOS Natural Health Inc. “VIVIMIND™ is in a class by itself and we plan to make it the leader in the fast growing baby boomer, or zoomer, market where a key concern is to maintain health and delay the effects of aging,” he added.
VIVIMIND™ will be made available to consumers through traditional retail channels, such as drug stores, mass merchandisers and grocery chains, as well as through leading health food stores. OVOS Natural Health is working towards the launch of a major advertising and information campaign for consumers.
New Pharmaceutical Development Pipeline
As previously announced, Neurochem will initiate a second Phase III clinical trial for eprodisate (KIACTA™) in close cooperation with the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMEA). This investigational product candidate is being developed for the treatment of a rare but devastating disease, Amyloid A (AA) amyloidosis, which attacks the kidney function and often leads to death.
The trial is expected to begin in the fourth quarter of 2008. It will be an international, double-blind, randomized, placebo-controlled and parallel design study of approximately 150 patients to be followed for a period of 24 months.
NC-503 is being studied for the treatment of Type II diabetes and certain features of metabolic syndrome. Results from animal studies using a rat model of diabetes and metabolic syndrome have shown that NC-503 protects the kidney and decreases the glycemic levels in obese diabetic, so-called Zucker rats, when compared to the control group. Treatment with NC-503 correlated with the preservation of 40% more cells secreting insulin than in the control group.
This program has now advanced into a Phase II clinical trial in diabetic patients in Canada. The study is a 26-week, double-blind, placebo-controlled, randomized study. Interim results are expected in late 2008 or early 2009. The screening of the first patient for this study was completed last week.
Leveraging the many years of accumulated knowledge and the experience it has gained in developing tramiprosate (ALZHEMED™) for the treatment of Alzheimer’s disease (AD), Neurochem will prioritize and accelerate the development of a prodrug of tramiprosate (ALZHEMED™), a new chemical entity (NCE), for the treatment of AD. A prodrug is a pharmaceutical substance which is administered in an inactive form and, once absorbed, is metabolized in vivo into its active form (in this case, tramiprosate). This NCE has potential patent protection until 2027.
Financial Update
Neurochem indicated that it expects to spend less in fiscal 2008 than in 2007, due in large part to the discontinuation of the European Phase III clinical trial for tramiprosate (ALZHEMED™). The Company completed fiscal 2007 with approximately US$59 million cash on hand, enough to finance the current needs of Neurochem’s pharmaceutical and branded nutraceutical activities. Management indicated that additional financing could be contemplated if required and that it can count on the continued support of Picchio Pharma, the Company’s major shareholder.
Board Members
Neurochem expresses its thanks and appreciation to Mr. Jean-Guy Desjardins, President and Chief Executive Officer of Centria Inc. who has served on the Board since 2004 and whose term comes to an end with the close of today’s shareholders’ meeting. At the same time the Company welcomes Ms. Hélène Fortin to its Board. Ms. Hélène Fortin is one of Quebec’s leading chartered accountants, and has been a practicing partner since 1989, now with CGF CA — Chartered Accountants. Ms. Fortin is a member of the board of directors of a number of important Canadian companies including Hydro-Québec, CBC — Société Radio Canada, Assuris and Concordia University. She also serves as a member of the Assurance and Auditing Standards Board of the Canadian Institute of Chartered Accountants (CICA).
Annual and Special Meeting Live Web cast
Neurochem’s Annual and Special Meeting will be webcast live at 10:00 A.M., ET, on Tuesday, April 15, 2008. The live Web Cast (audio and visual) will be available on the Company’s Web site at www.neurochem.com. The telephone numbers to access the audio portion of the presentation only are 514-861-0916 or 1-866-303-7746.
A replay of the Web Cast (audio and visual) will be available three hours following the conclusion of the presentation, and this until April 23, 2008. The telephone numbers to access the audio replay are 514-861-2272 or 1-800-408-3053, passcode 3257716#.

Please note that the dial-in numbers and Web Cast will not allow participants to ask questions. Please dial-in or access Neurochem’s Web site approximately 15 minutes prior to the beginning of the presentation.
About Neurochem
Neurochem Inc. is a global health company focused on the research, development and commercialization of products to provide innovative health solutions to address critical unmet medical needs. If approved by the shareholders, the Company expects to begin using the new name, BELLUS Health Inc., as of April 21, 2008.
To Contact Neurochem
For additional information on Neurochem and its programs, please call the North American toll-free number 1-877-680-4500 or visit the Web site at www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem Inc.’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the Neurochem group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of Neurochem Inc. for further risk factors that might affect the Neurochem group and its business

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